上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2005 OCT 24 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/05

21st October 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

05011977

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 20th October 2005 in respect of the connected transactions of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Courier)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

10/24

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of Lenovo Group Limited (the "Company") announces that Miss Pui Fan Look ("Miss Look") has resigned as the Company Secretary of the Company and Mr. Chung Fu Mok ("Mr. Mok") has been appointed as the Company Secretary of the Company with effect from October 19, 2005.

Mr. Mok is the Company Secretary and Assistant General Counsel of the Company. He is responsible for the Company's corporate secretarial affairs. Mr. Mok is a solicitor admitted in Hong Kong and England and Wales and an associate member of The Hong Kong Institute of Company Secretaries. He also holds a Bachelor Degree in Law from Peking University and has more than 15 years' experience in corporate legal affairs and secretarial practice. Prior to joining the Company, he was the Company Secretary of a number of Hong Kong listed companies at different time from 1997 to 2005.

The Board would like to thank Miss Look for her valuable contribution to the Company during her term of services and extend a warm welcome to Mr. Mok in joining the Company.

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. Stephen M. Ward, Jr. and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (Alternate Director to Mr. James G. Coulter), Mr. Vince Feng (Alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (Alternate Director to Mr. Weijian Shan); and Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

New York, October 19, 2005

RECEIVED
2005 OCT 24 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

CONNECTED TRANSACTIONS
(1) JOINT VENTURE CONTRACT FOR THE ESTABLISHMENT OF GUANGZHOU TECHPOOL INTERNATIONAL PHARMACEUTICAL CO. LTD.
(2) ACQUISITION OF INTEREST IN CHANGZHOU TECHPOOL PHARMACEUTICAL CO. LTD.

(1) Establishment of the Joint Venture

On 20th October 2005, Shanghai United, a subsidiary of the Company, entered into the JV Contract with Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology for the establishment of the Joint Venture to undertake the business of development, manufacture and sale of raw and finished bio-chemical pharmaceuticals.

Pursuant to the JV Contract, the registered capital of the Joint Venture shall be RMB105 million (equivalent to approximately HK$100.96 million), of which approximately 58.1% shall be contributed by Shanghai United in cash in Hong Kong dollars, approximately 4.76% shall be contributed by Guangdong Techpool in the form of machinery, equipment and stocks, approximately 27.62% shall be contributed by Guangzhou Bopu in cash in Renminbi and approximately 9.52% shall be contributed by Guangzhou Technology in cash in Renminbi.

(2) The Acquisition

Shanghai United also entered into the Acquisition Agreement with Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology on 20th October 2005. According to the Acquisition Agreement, it was agreed among the Joint Venture Parties that the Joint Venture shall acquire an approximately 69.6% equity interest in Changzhou Techpool from Guangzhou Bopu at a consideration of RMB71 million (equivalent to approximately HK$68.27 million).

SI United, a subsidiary of the Company, owns a 51% interest in Guangdong Techpool. Guangzhou Bopu is a substantial shareholder of Guangdong Techpool, a subsidiary of the Company, and is accordingly a connected person of the Company under the Listing Rules.

Each of the JV Contract and the Acquisition Agreement constitutes a connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules as the applicable percentage ratios exceed 0.1% but are less than 2.5%.

(1) ESTABLISHMENT OF THE JOINT VENTURE

On 20th October 2005, Shanghai United (a subsidiary of the Company held through SI United) entered into the JV Contract with Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology for establishment of the Joint Venture to undertake the business of development, manufacture and sale of raw and finished bio-chemical pharmaceuticals.

Upon establishment and contribution of capital by the Joint Venture Parties, the Joint Venture shall be owned by Shanghai United as to approximately 58.1%, by Guangdong Techpool as to approximately 4.76%, by Guangzhou Bopu as to approximately 27.62% and by Guangzhou Technology as to approximately 9.52%. The Joint Venture will become a subsidiary of the Company, and the financial results of the Joint Venture will be consolidated into the accounts of the Group.

THE JV CONTRACT

The Parties

(a) Shanghai United;
(b) Guangdong Techpool;
(c) Guangzhou Bopu; and
(d) Guangzhou Technology.

Name of the Joint Venture

Guangzhou Techpool International Pharmaceutical Co. Ltd. (廣州天普海外醫藥有限公司)

Registered Capital and Total Investment of the Joint Venture

Registered capital: RMB105 million (equivalent to approximately HK$100.96 million)

Total investment: RMB250 million (equivalent to approximately HK$240.38 million)

The difference between the registered capital and the total investment amount shall be raised by the Joint Venture on its own by methods such as bank borrowings.

Contributions by the Joint Venture Parties to the Registered Capital of the Joint Venture

(a) Shanghai United shall contribute cash in Hong Kong dollars equivalent to RMB61 million (equivalent to approximately HK$58.65 million), representing approximately 58.1% of the total registered capital of the Joint Venture;

(b) Guangdong Techpool shall contribute RMB5 million (equivalent to approximately HK$4.81 million) in the form of machinery, equipment and stocks, representing approximately 4.76% of the total registered capital of the Joint Venture;

(c) Guangzhou Bopu shall contribute RMB29 million (equivalent to approximately HK$27.88 million) in cash, representing approximately 27.62% of the total registered capital of the Joint Venture;

(d) Guangzhou Technology shall contribute RMB10 million (equivalent to approximately HK$9.62 million) in cash, representing approximately 9.52% of the total registered capital of the Company.

The contribution of capital by Guangdong Techpool in the form of assets will provide operational assets which will enable the Joint Venture to start up its business. The tangible assets to be contributed by Guangdong Techpool has been assessed by the Valuer in the amount of RMB5 million as at 31st August 2005.

All the contributions to the registered capital of the Joint Venture shall be paid up with 20 working days from the Establishment Date which is expected to be about six months from the date of the JV Contract. Any of the Joint Venture Parties which fails to make its contribution as required under the JV Contract will be liable to pay compensation to the other parties not in default. The other parties to the JV Contract may terminate the JV Contract and claim against the party in default for damages.

There is no long stop date under the JV Contract.

Simplified Corporate Structure Upon Establishment of the Joint Venture

Upon establishment of the Joint Venture, the corporate structure will be as follows:–


The Company
56.63%
SI United
99.98%
Shanghai United
58.1%
51%
Guangdong Techpool
4.76%
Joint Venture
32.75%
9.52%
Guangzhou Technology
27.62%
Guangzhou Bopu
Changzhou Techpool
69.6%

Scope of Business

The scope of business of the Joint Venture shall be the research, development, manufacture and sale of raw and finished biochemical pharmaceuticals, processing of imported materials, processing supplied materials, assembling, supplied parts, processing in accordance with supplied samples and compensatory trade related to its business, import and export of products, dealing in auxiliary equipment, meters and spare parts required for its business.

Composition of the Board of Directors and Senior Management of the Joint Venture

The board of directors of the Joint Venture shall consist of five directors, two of whom shall be appointed by Shanghai United, and each of Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology shall appoint one director. The chairman of the board shall be the director nominated by Shanghai United and the vice chairman of the board shall be the director appointed by Guangzhou Bopu.

The Joint Venture shall have a general manager and two deputy general managers who shall be employed by its board of directors. As the Joint Venture will require personnel familiar with the operation of the operational assets to be contributed by Guangdong Techpool, the general manager and the deputy general managers of the Joint Venture shall be recommended by Guangdong Techpool.

Term of the Joint Venture

The Joint Venture shall have an initial term of 25 years commencing from the Establishment Date.

Profit Distribution

There shall be deducted from the profits after taxation of the Joint Venture such amounts as determined by its board of directors for contribution to the reserve fund, the staff incentive and welfare fund and the corporate development fund of the Joint Venture (which are statutory requirements under PRC laws). After such deductions, the board of directors of the Joint Venture may resolve to distribute the remaining profits among the Joint Venture Parties in accordance with their proportions of equity interest in the Joint Venture.

Pre-emptive Rights

If any of the Joint Venture Parties wishes to transfer all or part of its equity interest in the Joint Venture, the other Joint Venture Parties shall have pre-emptive right to acquire the equity interest.

(2) THE ACQUISITION

Shanghai United also entered into the Acquisition Agreement with Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology on 20th October 2005.

THE ACQUISITION AGREEMENT

The Parties

(a) Shanghai United;
(b) Guangdong Techpool;
(c) Guangzhou Bopu; and
(d) Guangzhou Technology.

Interests to be acquired

Under the Acquisition Agreement, the Joint Venture Parties have agreed that the Joint Venture shall after its establishment acquire the Equity Interest, representing an approximately 69.6% equity interest in Changzhou Techpool, from Guangzhou Bopu at a consideration of RMB71 million (equivalent to approximately HK$68.27 million). It is contemplated that the consideration for the Acquisition will be a one-off payment by cash to be made by the Joint Venture after its establishment and completion of the contribution of capital by the Joint Venture Parties.

Changzhou Techpool will after the Acquisition become a subsidiary of the Company and its financial results will be consolidated into the accounts of the Group. After the Acquisition, subsequent transfer of the Equity Interest held by the Joint Venture will be subject to pre-emption rights of other shareholders of Changzhou Techpool under its articles of association.

There is no long stop date under the Acquisition Agreement.

Consideration

The consideration for the Acquisition was determined after arm's length negotiations among the Joint Venture Parties and represents a premium of approximately 48.2% over the corresponding portion of the audited net asset value of Changzhou Techpool as at 31st December 2004 in the amount of RMB68,847,853 (equivalent to approximately HK$66,199,859). Such consideration was determined by reference to the estimation made by the management of the Group that the business of Changzhou Techpool would grow satisfactorily. Changzhou Techpool is currently the largest supplier of raw material drugs such as Heparin Calcium, crude Urokinase, crude Ulinastatin, HCG raw material drugs, HMG raw material drugs and FSH raw material drugs for Guangdong Techpool. Changzhou Techpool owns a 45% equity interest in Changzhou Kaipu, which was established in late 1999 and owned by US SPL as to its remaining 55% equity interest. US SPL is a world leader in the development and manufacture of pancreatic enzymes, heparin and its analogs for nearly 30 years and owns a comprehensive sales network and solid customer base. Changzhou Kaipu is one of the few manufacturing bases for high quality heparin raw material in the PRC approved by the US Food and Drug Administration. Its main products are heparin and its ferment products solely for export purposes and US SPL is its main customer. As a result of years of operations, the pharmaceuticals manufactured by Changzhou Techpool and its investment in Changzhou Kaipu have achieved overall profits. Therefore, the management of the Group expects that the business of Changzhou Techpool would enjoy substantial growth in the long run.

Agreements by the parties to the Acquisition Agreement

Under the Acquisition Agreement, the Joint Venture Parties have agreed that:–

(1) during the establishment of the Joint Venture, each of them shall endeavour to perform their respective obligations and duties (including making contribution of capital to the Joint Venture and handling formalities for establishment of the Joint Venture) in order to procure the successful set up of the Joint Venture;

(2) after the establishment of the Joint Venture, each of them shall procure that the director(s) nominated by itself to the board of the Joint Venture shall convene a board meeting to pass resolutions to approve the Acquisition;

(3) if during the establishment of the Joint Venture there occurs any event which frustrates the Acquisition, the establishment of the Joint Venture shall cease;

(4) after the establishment of the Joint Venture, if the Acquisition fails, each of them shall procure that the director(s) nominated by itself to the board of the Joint Venture shall convene a board meeting to pass resolutions to terminate and dissolve the Joint Venture; and

(5) the consideration for the Acquisition shall not be changed without unanimous written approval by all of them.

Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology have agreed that:–

(1) if during the establishment of the Joint Venture there occurs any event which frustrates the Acquisition; or

(2) if the Acquisition fails after the establishment of the Joint Venture,

Shanghai United may unilaterally withdraw from the Joint Venture.

Guangzhou Bopu has agreed that:–

(1) as the controlling shareholder of Changzhou Techpool, it shall actively procure that board resolutions are passed by directors of Changzhou Techpool to approve the transfer by Guangzhou Bopu of the Equity Interest to the Joint Venture; and

(2) it shall enter into an agreement with the Joint Venture to transfer the Equity Interest to the Joint Venture.

The transfer of the Equity Interest under the Acquisition will take effect subject to the approval by board resolution of Changzhou Techpool and the approvals by relevant PRC government authorities. The transfer agreement in respect of the Equity Interest may be executed before or after the passing of the relevant board resolution of Changzhou Techpool.

INFORMATION ON CHANGZHOU TECHPOOL

Changzhou Techpool is principally engaged in research, development, manufacture and sale of raw bio-pharmaceuticals and finished pharmaceuticals.

Share capital

Changzhou Techpool has a total registered share capital of RMB66 million (equivalent to approximately HK$63.46 million). The total registered capital in of Changzhou Techpool is held by the following shareholders in the following manner:–

Name of shareholder	Amount of registered capital RMB	Approximate percentage shareholding
Guangzhou Bopu	45,961,600	69.6%
Yao Heng Investments Ltd.* (耀恒投資股份有限公司) (an Independent Third Party)	17,038,400	25.8%
Changzhou Wujinbutang Group Assets Management Co.* ([illegible]) (an Independent Third Party)	3,000,000	4.6%

The shareholding structure of Changzhou Techpool immediately after completion of the Acquisition will be as follows:–

Name of shareholder	Amount of registered capital RMB	Approximate percentage shareholding
The Joint Venture	45,961,600	69.6%
Yao Heng Investments Ltd.* (耀恒投資股份有限公司)	17,038,400	25.8%
Changzhou Wujinbutang Group Assets Management Co.* ([illegible])	3,000,000	4.6%

Financial information

The audited profit before taxation and minority interests and the audited profit after taxation and minority interests of Changzhou Techpool for the two years ended 31st December 2004, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December 2004 RMB	2003 RMB
Profit before taxation and minority interests	1,784,362	2,454,375
Profit after taxation and minority interests	1,167,743	1,644,433

The audited net asset value and the total asset value of Changzhou Techpool as at 31st December 2004 amounted to approximately RMB68,847,853 (equivalent to approximately HK$66,199,859) and approximately RMB110,202,801 (equivalent to approximately HK$105,964,232) respectively.

The audited turnover of Changzhou Techpool for the year ended 31st December 2004 amounted to approximately RMB51,999,688 (equivalent to approximately HK$49,999,700).

REASONS FOR AND THE BENEFITS OF THE JOINT VENTURE AND THE ACQUISITION

The Joint Venture Parties consider that by setting up the Joint Venture to carry out the business of bio-chemical pharmaceuticals, they will be able to combine and leverage on their respective resources and expertise for such business. The Group will thus be able to expand the bio-chemical pharmaceutical business carried on by Guangdong Techpool, its subsidiary.

Changzhou Techpool controls the upstream raw materials of Guangdong Techpool and the Joint Venture, including the launched raw material drugs "Techpool" Lao An (Ulinastatin) and low molecular-weight Heparin, and "Kai Li Kang" which will be launched soon. Currently, the turnover of transactions between Changzhou Techpool and Guangdong Techpool amounts to approximately RMB60 million per year.

In order to control the source of the upstream raw materials of the Joint Venture and to complete its production chain, it is necessary to resolve the issue relating to the shareholding of Changzhou Techpool as soon as possible. After completion of the contribution of capital, the Joint Venture will acquire the approximately 69.6% interest in Changzhou Techpool held by Guangzhou Bopu. This plan will avoid future operation risk and support the profitability of the Joint Venture. Changzhou Techpool's own medicine products and its investment in Changzhou Kaipu after few years of operation have entered their profit yielding stage.

Changzhou Kaipu which is owned by Changzhou Techpool as to 45% is one of the few manufacturing basis in China for high quality Heparin raw material approved by the US Food and Drug Administration. This resource will greatly facilitate the globalization of the low molecular-weight Heparin project of the Joint Venture after the Acquisition.

The Directors (including the independent non-executive Directors) consider that the Acquisition Agreement and the JV Contract were entered into on normal commercial terms after arm's length negotiations and the terms including the consideration are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

CONNECTED TRANSACTIONS

SI United, a subsidiary of the Company, owns a 51% interest in Guangdong Techpool. Guangzhou Bopu is a substantial shareholder of Guangdong Techpool, a subsidiary of the Company, and is accordingly a connected person of the Company.

Each of the JV Contract and the Acquisition Agreement to which Guangzhou Bopu is a party constitutes a connected transaction of the Company under the Listing Rules, and is subject to the reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under the Listing Rules as the applicable percentage ratios exceed 0.1% but are less than 2.5%.

GENERAL

The Company and its subsidiaries are principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology.

Guangdong Techpool is principally engaged in research, development, manufacture and sale of bio-pharmaceutical products.

Guangzhou Bopu is principally engaged in research, development of bio-pharmaceutical products and technical consulting services.

Guangzhou Technology is principally engaged in technology venture capital investment.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Equity Interest by the Joint Venture from Guangzhou Bopu as contemplated under the Acquisition Agreement
"Acquisition Agreement"	the agreement dated 20th October 2005 entered into among the Joint Venture Parties by which they agreed that the Joint Venture shall following its establishment acquire the Equity Interest from Changzhou Techpool
"Board"	the board of Directors
"Changzhou Kaipu"	Changzhou Kaipu Biochemical Co. Ltd.* (常州凱普生物化學有限公司), a sino-foreign equity joint venture established under the laws of the PRC owned by Changzhou Techpool as to 45% and by US SPL as to 55%
"Changzhou Techpool"	Changzhou Techpool Pharmaceutical Co. Ltd.* (常州天普製藥有限公司), a limited liability company established under the laws of the PRC owned by Guangzhou Bopu as to 69.6%
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Establishment Date"	the issuance date of the business licence of the Joint Venture
"Equity Interest"	an amount of RMB45,961,600 in the registered capital of Changzhou Techpool, representing approximately 69.6% of its total equity interest to be acquired by the Joint Venture from Guangzhou Bopu as contemplated under the Acquisition Agreement
"Group"	the Company and its subsidiaries from time to time
"Guangdong Techpool"	Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司), a limited liability company established under the laws of the PRC and a subsidiary of the Company owned by SI United as to 51%, by Guangzhou Bopu as to 32.75%, and by two Independent Third Parties (apart from their respective equity interest in Guangdong Techpool) as to 10% and 6.25% respectively
"Guangzhou Bopu"	Guangzhou Bopu Bio-Technology Co. Ltd.* (廣州市博譜生物技術有限公司), a limited liability company established under the laws of the PRC and a substantial shareholder of Guangzhou Techpool
"Guangzhou Technology"	Guangzhou Technology Venture Capital Ltd.* (廣州科技創業投資有限公司), a limited liability company established under the laws of the PRC and an Independent Third Party
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a party which is independent of the Company and its subsidiaries, their directors, substantial shareholders, chief executive and any of their respective associates
"JV Contract"	the joint venture contract dated 20th October 2005 entered into among the Joint Venture Parties for establishment of the Joint Venture
"Joint Venture"	Guangzhou Techpool International Pharmaceutical Co. Ltd. (廣州天普海外醫藥有限公司), a sino-foreign equity joint venture to be established pursuant to the JV Contract
"Joint Venture Parties"	Shanghai United, Guangdong Techpool, Guangzhou Bopu and Guangzhou Technology
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shanghai United"	Shanghai United International Ltd., a company incorporated under the laws of Hong Kong and owned by SI United as to 99.98% which is engaged in trading and investment business
"SI United"	Shanghai Industrial United Holdings Co. Ltd. (上海實業聯合集團股份有限公司), a joint stock limited liability company established under the laws of the PRC which is a 56.63% owned subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"US SPL"	Scientific Protein Laboratories LLC, a company incorporated in United States, an Independent Third Party
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Valuer"	Shanghai Orient Certified Appraisal Co. Ltd. (上海東洲資產評估有限公司) which is an Independent Third Party
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 20th October 2005

* *The English name is an informal English translation of its official Chinese name.*

As at the date of this announcement, the board of directors of the Company comprises nine executive directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU De Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.